

$170B

Estate Planning Industry

Estate planning is a HUGE $170B industry that is incredibly fragmented and has been slow in adopting new technology.

To modernize it, we started with the document that every adult knows they need: a Will!



I am excited to introduce you to Trust & Will: the easy, fast, and **secure** way to set up your estate plan online.

[PAUSE]

I'm going to show you what we've built and our vision for the future of this industry

SUMMARY
MY PEOPLE
MY DOCUMENTS
CODY
My Info
YOU
KIDS
PETS
Let's get to know each other
My full legal name is
Cody James Barbo
I live in
California
Date of Birth
07
11
1989
U.S. citizen?
Yes
No
Man
Woman
Common questions
What is Full Legal Name?
What if I moved recently?

Within minutes our users are filling out their information…


trust &will
SUMMARY
MY PEOPLE
MY DOCUMENTS
Guardians
KIDS
PETS
Who would you like look after James?
Primary guardian
Mystique Marie McCormick-Barbe
Email
mystiquemarie@gmail.com
Backup guardian
Daniel Jay Goldstein
Email
daniel@trustandwill.com
Common questions
What is a primary guardian?
Can someone other than my spouse be a primary guardian?

…and making decisions that matter most to them, like who should look after their kids…

trust &will
My Stuff
Which institutions do you or your spouse currently have financial accounts?
Add Another Financial Account
Common questions
What if my bank isn't listed here?
What about my cryptocurrency

… and who should get their stuff

[PAUSE 1, 2, 3]


SUMMARY
MY PEOPLE
MY DOCUMENTS
CODY
My Info
Me
Cody James Barbo
My spouse
Mystique Marie McCormick-Barbo
My children
James Michael Barbo
Jillian Marie Barbo
My pets
June
My home
California
Edit
Now what?
Review your documents
View My Documents
Guardians
James
Mystique Marie McCormick Barbo
Daniel Jay Goldstein
Brian Charles Lamb

And in less than 20 minutes our users have a comprehensive picture of their unique life situation



Personalized, printed, & delivered

We complete the customer journey by shipping a premium on-brand document for our customers to sign, notarize, and store in a safe place

Simple, affordable pricing



$69
INDIVIDUALS



$129
COUPLES

Our pricing model is both simple and affordable: $69 for individuals and $129 for couples. So, who are we targeting?



70% don't have a Will

…and they all know they need it

…the 64 million parents in the U.S. with kids under 18.

And the number one inciting incident for writing a Will is having children.

It's crazy to think that 70% of parents with kids under 18 currently do NOT have a Will, yet know that they need one



We have moved at an incredible pace.

We've gone from a closed beta to a live product with paying customers, lined up partnership plans with Fortune 100 companies, and will be available in 47 states – covering 92% of the population



INITIAL PRODUCT OFFERING

Last Will & Testament

We've accomplished all of this with our initial product offering: a 'Last Will & Testament', a document that everyone knows they should have



ESTATE PLAN OFFERING

Trust Services

And we're not just here to talk about Wills! We're here to WIN the $170B estate planning industry!

Later this year, we'll be rolling out our white glove trust service that 1 in 5 customers have expressed interest in



But what about the customers of tomorrow?

What will their asset profile look like when EVERY asset becomes a digital asset?

These are the types of products we're planning for


DEFINING THE CATEGORY
Digital Asset Will

Which is why later this year we are rolling out a first of its kind ‘Digital Asset Will’ to protect assets like your social media, photos, and cryptocurrency


CATEGORY LEADER
Estate Planning
t&w
ck

This is the type of thinking that is positioning Trust & Will to be THE category leader in estate planning.

We’ll fit into to a modern, digital life management stack, pioneered by companies like Turbotax and Credit Karma

Help everyone leave a lasting legacy



CODY BARBO



DANIEL GOLDSTEIN



BRIAN LAMB



ERIC URHAUSEN



PATRICK HICKS



STEPHEN BERO

So why do we win? Our mature and mission driven team!

I grew my last company from an idea to over a quarter million users.

My co-founders, Daniel and Brian, have spent over a decade in software development working with fortune 500 companies.

To top it off we've been backed by some terrific investors, including Techstars



If you believe the future of this industry is digital, reach out to us!

We want partners who share our vision of helping millions of people leave their legacy.

Thank you!

Is it OK that we don't really know what a will or a trust is?

When I think of a will, it's not really like a good thought I typically think of. I associate it with death.

If I had to describe a trust, I would assume it's … wow.

The first time I ever heard about a will is probably some 90s sitcom.

I first heard about a will when my parents threatened to leave me out of it when I was a small child.

I don't have a trust. Or a will. I don't have anything. Just me.

We don't have a trust or will because, I don't know, we feel like we're going to live forever.

I've thought about it but I just don't really know how to go about it. At all.

I think I'd associate it with either a high fee or a lot of time, where it felt like a good idea but not something that was a good idea today.